NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C

Shanghai 200082, People’s Republic of China

August 26, 2014

VIA EDGAR

Kevin W. Vaughn, Branch Chief

Lory Empie, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noah Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed March 24, 2014
File No. 001-34936

Dear Mr. Vaughn and Ms. Empie:

This letter sets forth the Company’s response to the comments contained in the letter dated August 11, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2013 20-F. The comments are repeated below and followed by the response thereto.

Risks Related to Our Business and Industry, page 12

1.	We note your disclosure regarding risk related to inherent risks of ownership, operation, construction, and development of real estate and your quantification of underlying assets you have distributed. In order to provide investors with an understanding of how this risk may impact revenues, please revise this risk in future filings to also quantify performance-based fees that are tied to these real estate products.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will revise the first paragraph of the referenced risk factor (the revised portions are in italics and underlined) in substantially the same form as follows in its future Form 20-F filings:

“To date, a significant portion of the wealth management products that we distribute have real estate or real estate-related business in China as their underlying assets. In 2012, 2013 and 2014, the total value of wealth management products with real estate or real estate-related business as the underlying assets that we distributed accounted for 53.0%, 64.0% and      % of the total value of all the products we distributed, respectively. In the second half of 2012, we began distributing real estate funds and funds of real estate funds under our management. In 2013, we began distributing asset management plans with real estate or real estate-related business as the underlying assets sponsored by mutual fund management companies or securities companies. These businesses have experienced rapid growth and are expected to continue to grow in the future. The net revenues, including one-time commissions, recurring service fees and other services fees, that we generated from wealth management products with real estate or real estate-related business as the underlying assets accounted for 37.3%, 61.5% and      % of our total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Item 5. Operating and Financial Review and Prospects, page 58

2.	Given that commission expense is considered an important operational metric in your industry and appears to be a material part of your cost of sales expense, revise your future filings to present commission expense ratios either by major revenue stream or product offering. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a discussion of any known trends or uncertainties that may have a material impact on earnings.

The Company respectfully advises the Staff that it pays performance-based commissions to its relationship managers on a case-by-case basis based on the relationship managers’ overall performance and without differentiating the Company’s different revenue streams or product offerings.

In response to the Staff’s comment, the Company will revise the description of cost of revenues under “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Key Components of Results of Operations—Operating Costs and Expenses—Cost of Revenues” currently on page 63 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the added portions are in italics and underlined) to present the breakdown of cost of revenues in absolute amount and in percentage of net revenues:

“Our cost of revenues consists of salary and performance-based commissions of relationship managers and expenses incurred in connection with product-specific client meetings and other events. In 2012, 2013 and 2014, we incurred performance-based commissions to the relationship managers of US$8.9 million, US$22.5 million and US$         , respectively, representing 10.2%, 13.8% and      % of our net revenues in the same period, respectively. We anticipate that our cost of revenues will continue to increase as we hire more relationship managers for our existing and new branch offices and distribute more wealth management products.”

The Company further advises the Staff that it has included discussions of trends or uncertainties that may have a material impact on earnings under “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Factors Affecting Our Results of Operations” its 2013 20-F.

3.	We note that deferred revenue increased at a disproportionately higher rate compared to the increase in revenues for 2013 and significantly more than in 2012. Please revise your future filings to discuss the specific factors that affected the change in deferred revenues from period to period as well as key operational or financial metrics you track in evaluating revenues and deferred revenues. Clearly identify the particular product offerings or revenue streams that generated this additional deferred revenue, providing quantification where possible. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

The Company respectfully advises the Staff that deferred revenues represent prepayment for recurring service fees or management fees that it received in advance from its products providers for certain wealth management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets. The Company’s products providers generally pay the management fees for the next six months or beyond in advance pursuant to the relevant investment agreements. Prepayments for recurring service fees or management fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

The Company further advises the Staff that the significant increase in deferred revenues in 2013 was attributable to an increase in the number of private equity fund products and products with real estate or real estate related businesses as underlying assets distributed, which the Company charges management fees in advance. The total number of wealth management products with prepayments from product providers increased from 13 as of December 31, 2012 to 33 as of December 31, 2013.

In response to the Staff’s comment, the Company will revise the following paragraph under “Item 5. Operating And Financial Review and Prospects – A. Operating Results—Operating Activities “currently on page 76 of the 2013 20-F in its future Form 20-F filings in substantially the same form as follows (the revised portions are in italics and underlined):

“Additional major factors that affected operating cash flows in 2013 included an increase of US$17.2 million in accrued payroll and welfare expenses, an increase of US$10.2 million in deferred revenues and an increase of US$7.6 million in other current liabilities due to increases in payables of professional service fees and accrued expenses. The increase in deferred revenue was primarily attributable to the increase in certain wealth management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets.” The total number of wealth management products with prepayments from product providers increased from 13 as of December 31, 2012 to 33 as of December 31, 2013.

In addition, the Company will, in its future Form 20-F filings, add the following paragraph to the section headed “Item 5. Operating And Financial Review and Prospects – A. Operating Results – Critical Accounting Policies – Revenue Recognition” currently on pages 68 to 70 on the 2013 20-F:

“Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.”

Consolidated Balance Sheet, page F-3

4.	Please tell us whether you have assets of consolidated variable interest entities (“VIEs”) that can be used only to settle obligations of the consolidated VIE. If so, revise your future filings to quantify these amounts on the face of your consolidated balance sheet pursuant to ASC 810-10-45-25.

The Company respectfully confirms that the Company does not have assets of consolidated variable interest entities (“VIEs”) that can be used only to settle obligations of the consolidated VIE. Pursuant to ASC 810-10-45-25, the Company has disclosed in Note 2(b) on page F-12 that “There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries.”

Consolidated Statement of Operations, page F-4

5.	We note your depiction of third-party and related party revenues on the consolidated statement of operations. Please address the following:

•	For purposes of providing greater transparency, revise your future filings to separately report your major revenue streams between third-party and related party revenues. For example, at a minimum separately present one-time commissions, recurring service fees, other service fees, etc.

In response to the Staff’s comment, the Company will revise its future filings regarding the presentation of major revenue streams as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Revenues:
Third-party revenues
One-time commissions	39,486,942	57,972,609
Recurring service fees	25,321,982	32,951,345
Other service fees	971,923	5,065,113
Total third-party revenues	65,780,848	95,989,067
Related party revenues
One-time commissions	9,392,132	20,841,594
Recurring service fees	16,590,592	55,508,436
Other service fees	—	979,838
Total related party revenues	25,982,724	77,329,868

Total revenues	91,763,572	173,318,935
Less: business taxes and related surcharges	(5,068,066)	(9,547,102)

Net revenues	86,695,506	163,771,833

•	Tell us in greater detail the nature of the service or management fees reported.

The Company respectfully advises the Staff that the Company derives revenue primarily from one-time commissions and recurring service fees paid by product providers or underlying corporate borrowers. Upon establishment of a wealth management product, the Company earns a one-time commission from product providers or underlying corporate borrowers calculated as a percentage of the value of the wealth management products purchased by the Company’s clients.

The recurring service fees or management fees are earned by the Company when:

(i) Company provides recurring services to the Limited Partners (“LPs”) of the private equity fund products that are distributed by the Company (not serving as the General Partner). The services mainly include various administrative services and continuous communication and coordination between the LPs and the general partner of the private equity funds. The recurring service fees are settled on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds.

(ii) Company provides recurring service to the real estate funds or the funds of funds distributed by the Company and the Company also serves as general partner. The recurring service fees are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds.

(iii) Recurring service fees charged for the investments in funds focusing on publicly traded stocks and insurance products, which are paid on a periodic basis and calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by the Company’s clients.

•	Tell us the drivers of your investment income and interest income earned. As part of your response, please tell us why you have classified these amounts outside of operating income.

The Company respectfully advises the Staff that investment income represents interest or dividend earned from the Company’s investment in securities, mainly consisting of investments in asset management plans, real estate funds and trust products. Interest income represents interests earned on bank deposits and monetary funds that are reported as cash equivalents. The Company is in the business of distributing over-the-counter wealth management products to earn one-time commissions and providing asset management services to earn recurring management fees, which are considered the Company’s operating activities. The investment income and interest income are derived from the Company’s investment of its own funds for the purpose of cash management and thus are not deemed as its main operating activities. As such, they are classified outside of operating income pursuant to the guidance set forth by ASC 225-10-S99-2 Regulation S-X Rule 5-03, Income Statements, which requires dividends and interest on securities to be reported as non-operating income [emphasis added]:

7. Non-operating income.

State separately in the income statement or in a note thereto amounts earned from

(a) dividends

(b) interest on securities

(c) profits on securities (net of losses)

(d) miscellaneous other income.

•	Revise your MD&A disclosure accordingly to mirror the line items added pursuant to the above comments.

In response to the Staff’s comment, the Company will revise the table of consolidated results of operations under “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Results of Operations” currently on page 71 of the 2013 20-F in future Form 20-F filings to mirror the line items added pursuant to the above comments.

6.	We note your depiction of business taxes and related surcharges as a reduction to total revenues. Please respond to the following:

•	Explain to us in detail the nature and circumstances that drive these business taxes and related surcharges.

The Company respectfully advises the Staff that pursuant to the PRC Provisional Regulations on Business Tax, the Company falls under the category of service providers in China, and is required to pay a business tax at a standard tax rate of 5% of the revenues on an individual transaction basis. Under PRC tax laws and regulations, Business Tax is defined as follows:

All units and individuals engaged in the provision of services as prescribed in these Regulations (hereinafter referred to as ‘taxable services’), the transfer of intangible assets or the sale of immovable properties within the territory of the People’s Republic of China shall be taxpayers of Business Tax (hereinafter referred to be ‘taxpayers’), and shall pay Business Tax in accordance with these Regulations.

For taxpayers providing taxable services, transferring intangible assets on selling immovable properties, the tax payable shall be computed according to the turnover and the prescribed tax rates. The formula for computing the tax payable is as follows:

Tax payable = Turnover x Tax rate

In addition, the Company is also subject to education surtax and urban maintenance and construction tax on its services. Such taxes and surcharges are also levied based on revenues on an individual transaction basis. The combined rates for both business taxes and related surcharges range from 5.35% to 5.70%.

•	Tell us the accounting guidance on which how you relied in determining that these taxes and surcharges should be presented as a reduction of total revenue, rather than an expense.

The Company respectfully advises the Staff that in determining the presentation of the taxes and surcharges, the Company refers to guidance set forth under ASC 605-45, Principal Agent Considerations. ASC 605-45-15-2 includes within its scope “any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer.” As the Company’s business tax and surcharges are imposed on specific transactions from which the Company generates one-time commission or recurring service fees, the taxes and surcharges are within the scope of ASC 605-45.

According to ASC 605-45-50-3,

The presentation of taxes within the scope of this Subtopic on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that shall be disclosed pursuant to Topic 235.

The Company has selected to present the business and surcharges on a net basis as a reduction of total revenues on the face of its consolidated statement of operations, and has disclosed such accounting policy in Note 2(n) pursuant to ASC 235.

•	Tell us why these taxes and surcharges would or would not impact the calculation of average transaction value per client.

The Company respectfully advises the Staff that the average transaction value per client is calculated as the total value of wealth management products distributed by the Company (before the deduction of any business tax or surcharges) divided by the number of active clients during the given period. The Company’s gross revenues are calculated based on certain percentage of the total value of wealth management products distributed by the Company in the relative period or the accumulated total value of wealth management products distributed by the Company that the Company is able to charge recurring service fees. The business tax and surcharges are calculated on an individual transaction basis based on the revenues recognized by the Company and recorded as a deduction of revenues. As such, the business tax and surcharges are not directly related to average transaction value per client and would not impact the calculation of average transaction value per client.

•	Revise your future filings to include an explanation of these taxes and why they are presented as a reduction of total revenue in your summary of principle accounting policies.

The Staff’s comment is noted. The Company will revise its future filings to include explanation of these taxes and why they are presented as a reduction of total revenue in the Company’s summary of principle accounting policies (the revised portions are in italics and underlined):

“The Company is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rates ranging from 5.35% to 5.70%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) at the Company’s accounting policy decision under ASC 605-45. The Company has elected to report such business tax and related surcharges on a net basis ~~and are recorded~~ as a reduction of revenues.”

•	We may have further comment based on your response.

The Staff’s comment is duly noted.

Note 2 – Summary of Principal Accounting Policies (b) Principles of Consolidation, page F-12

7.	We note your presentation of the revenues of Noah Investment and its subsidiaries that were included in the Group’s consolidated financial statements in the table on pages F-11 and F-12. Please revise this table in future filings to separately report your major revenue streams consistent with comment 6 of this letter.

In response to the Staff’s comment (and respectfully noting that we believe the Staff’s original intention was to revise the table to be consistent with comment 5), the Company will revise its presentation of major revenue streams of Noah Investment and its subsidiaries in future filings as follows:

	For the year ended December 31,
	2012*	2013	2014
	$	$	$
Revenues:
One-time commissions	31,859	1,169,918
Recurring service fees	1,187,009	6,011,795
Other service fees	970,846	4,501,244
Third-party revenues	2,189,714	11,682,957
One-time commissions	331,712	467,297
Recurring service fees	5,128,257	23,646,943
Other service fees	—	913,100
Related party revenues	5,459,969	25,027,340
Total revenues	7,649,683	36,710,297
Less: business taxes and related surcharges	415,772	2,043,206
Net revenues	7,233,911	34,667,091
Operating cost and expenses	(6,409,491)	(13,836,442)
Other income	200,319	2,503,612
Net income (loss)	1,168,218	19,250,180
Net income (loss) attributable to Noah Holding Limited shareholders	1,086,355	17,644,412
Cash flows provided by (used in) operating activities	29,624,846	40,988,172
Cash flows (used in) provided by investing activities	(21,368,983)	(15,809,672)
Cash flows provided by financing activities	2,178,103	6,265,618

Note 2 – Summary of Principal Accounting Policies (e) Investments in Affiliates, page F-13

8.	We note your principal accounting policies for affiliated companies over which you have significant influence but do not control. Please revise your future filings to discuss whether your partners in these affiliates have substantive kick-out rights, and tell us how you determined whether such rights were substantive for these purposes. Specifically explain how you considered ASC 810-20-25-8 in your response.

The Company respectfully advises the Staff that non-related limited partners in these affiliates typically have substantive kick-out rights to remove a general partner without cause by a simple majority of votes. In determining whether such rights are substantive, the Company has considered guidance set forth by ASC 810-20-25-8, which states,

The determination of whether the kick-out rights are substantive shall be based on a consideration of all relevant facts and circumstances. Substantive kick-out rights shall have both of the following characteristics:

a.	The kick-out rights can be exercised by a single limited partner or a vote of a simple majority (see Example 1 [paragraph 810-20-55-10]) or a lower percentage of the limited partners’ voting interests held by parties other than the general partners, entities under common control with the general partners or a general partner, and other parties acting on behalf of the general partners or a general partner. A kick-out right that contractually requires a vote in excess of a simple majority (such as a supermajority) of the limited partners’ voting interests to remove the general partners may still be substantive if the general partners could be removed in every possible voting scenario in which a simple majority of the limited partners’ voting interests vote for removal. That is, there is no combination of the limited partners’ voting interests that represents at least a simple majority of the limited partners’ voting interests that cannot remove the general partners (see Example 1, Case D [paragraph 810-20-55-14]). All relevant facts and circumstances shall be considered in assessing whether other parties, including, but not limited to, those defined as related parties in Topic 850, may be acting on behalf of the general partners in exercising their voting rights as limited partners. Similarly, in assessing whether a single limited partner has the ability to remove the general partners, consideration shall be given to whether other parties, including, but not limited to, those defined as related parties in that Topic, may be acting with the limited partner in exercising their kick-out rights.

b.	The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers to the exercise of the rights. Barriers include, but are not limited to, the following:

•	Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise

•	Financial penalties or operational barriers associated with dissolving (liquidating) the limited partnership or replacing the general partners that would act as a significant disincentive for dissolution (liquidation) or removal

•	The absence of an adequate number of qualified replacement general partners or the lack of adequate compensation to attract a qualified replacement

•	The absence of an explicit, reasonable mechanism in the limited partnership agreement or in the applicable laws or regulations, by which the limited partners holding the rights can call for and conduct a vote to exercise those rights

•	The inability of the limited partners holding the rights to obtain the information necessary to exercise them.

In the Company’s case, the limited partners can exercise their kick–out rights to remove the general partner without cause and dissolve (liquidate) the funds via a 50% vote of limited partners that are not related parties of the general partner. Further, there are no barriers present that would prevent the limited partners from exercising such kick–out rights, as described in ASC 810–20–25–8b. Based on this analysis, the Company concluded that the kick–out rights held by the limited partners are substantive and overcome the presumption of control by the general partner in accordance with ASC 810–20–25–5. Therefore, the Company does not consolidate such funds; rather it accounts for its investment using the equity method of accounting in accordance with ASC 323–10.

In response to the Staff’s comment, the Company will revise the disclosure in the second paragraph of (e) Investments in Affiliates as “The Group also considers it has significant influence over the funds of funds and real estate funds that it serves as general partner, and the Group’s ownership interest in these funds as limited partner is generally much lower than 20%. These funds are not consolidated by the Group based on the facts that the Group is not the primary beneficiary of these funds, and substantive kick-out rights exist which are exercisable by a simple majority of non-related limited partners of these funds to dissolve (liquidate) the funds or remove the Company as the general partner of the funds without cause. The equity method of accounting is accordingly used for investments”

Note 2 – Summary of Principal Accounting Policies (g) Fair Value of Financial Instruments, page F-14

9.	We note your disclosure of principal accounting policies for the fair value of financial instruments. Please revise your future filings to include a separate footnote detailing at a more granular level the disclosures required under ASC 820-10-50. Include breakouts between the three levels of the valuation hierarchy for relevant assets and liabilities, and disclose the observable or unobservable inputs and assumptions used for valuation of level three investments as required by ASC 820-10-50-2(f) and 820-10-55-105.

In response to the Staff’s comment, the Company will revise its future filings to add a separate footnote of Fair Value Measurement to provide disclosures required by ASC 820-10-50 in substantially the same as follows:

As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Short-term investment
Trading securities investments	$11,341,097	$—	$11,341,097	$—

Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Short-term investment
Trading securities investments	$	$	$	$

Trading securities investments consist of investments in asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The Group recorded investment income on these investments of nil, $1,413,810 and $ for the year ended December 31, 2012, 2013 and 2014, respectively.

The Company does not have assets or liabilities reported at fair value on a non-recurring basis during the periods presented.

The Company also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are required to be disclosed under ASC 825. The Group believes the fair value of its financial instruments; principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, short-term held-to-maturity investments, loans receivable and other current liabilities approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

The Group’s long-term investments consist of investment in private equity funds and held-to-maturity long-term fixed income products. As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

	As of December 31, 2013		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Long-term investment – cost method investment:
Investment in private equity funds	$3,197,218	$3,061,319	$—	$—	$3,061,319
Long-term investment – held-to-maturity:
Investment in fixed income products	$10,480,964	$10,774,099	—	$10,480,964	—

	As of December 31, 2014		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Long-term investment – cost method investment
Investment in private equity funds
Long-term investment – held-to-maturity:
Investment in fixed income products

For the long-term investment in private equity funds the fair value was determined based on the Group’s equity holding percentage multiplied by the fair value of the underlying funds available from the financial information of the funds. The fair value of the underlying investments in these funds was estimated via a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by investees, degree of liquidity in the current credit markets and discount rate, and is thus classified as a Level 3 fair value measurement.

The fair value of long-term fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is class classified as a Level 2 fair value measurement.

Note 2 – Summary of Principal Accounting policies (r) Government Grants, page F-18

10.	You disclose that during 2013 your reported approximately $5.3 million of government cash subsidies that were provided to you as incentives for investing in certain local districts were recognized as a reduction of expense. Please address to the following:

•	Revise your future filings to explain in detail the nature of the investments made and conditions that were or must be met in order to obtain these cash subsidies. Include in your response a discussion of why these cash subsidies are considered operating transactions and why the income approach to recognition is more appropriate than a balance sheet approach.

•	Tell us what accounting guidance you considered in determining your accounting policy for these Government Grants.

The Staff’s comment is noted. The Company respectfully advises the Staff that the majority of cash subsidies are received as incentives for investing in certain local districts, the amount of which is generally determined by referencing to two types of benchmarks: 1) investments made by the Company’s PRC entities in the form of registered capital of newly incorporated entities in certain local districts in PRC; 2) taxable income generated by the Company’s entities domiciled in certain cities for a specified period. Cash subsidies are granted based on the approval of local governments after review and evaluation of relative criteria and conditions. The local governments have authoritative rights to explain how incentive policies are applied in specific circumstances and have the final discretion as to whether relative companies meet all criteria. Furthermore, the Company does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Accordingly, the Company considers the cash subsidies are contingent upon approval by the local governments and does not recognize cash subsidies until receipt of cash and final confirmations from corresponding local governments that all the conditions have been satisfied.

In addition, the government subsidies allow the Group full discretion in utilizing the funds and are generally applied by the Company as part of working capital for ongoing operations. The Company has not applied the subsidies to purchase land, building, or other significant fixed assets. Due to the recurring nature of the cash subsidies and their no-restricted usage, the Company has applied income approach to recognize the government subsidies.

In arriving at the above accounting policy for government subsidies, the Company has considered guidance set forth by IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, given the lack of explicit guidance under US GAAP.

The government subsidies received by the Company are not grants related to assets as the subsidies are not applied for acquisition or construction of long-term assets, therefore the subsidies are considered grants related to income according to Paragraph 3 of IAS 20, which states,

3. Government grants are assistance by government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity. They exclude those forms of government assistance which cannot reasonably have a value placed upon them and transactions with government which cannot be distinguished from the normal trading transactions of the entity. Grants related to income are government grants other than those related to assets.

Grants related to assets are government grants whose primary condition is that an entity qualifying for them should purchase, construct or otherwise acquire long-term assets. Subsidiary conditions may also be attached restricting the type or location of the assets or the periods during which they are to be acquired or held.

Grants related to income are government grants other than those related to assets.

As to when the government grants can be recognized, paragraph 7 and 8 of IAS 20 provides that,

7. Government grants, including non-monetary grants at fair value, shall not be recognised until there is reasonable assurance that:

a.	the entity will comply with the conditions attaching to them; and

b.	the grants will be received.

8. A government grant is not recognised until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received. Receipt of a grant does not of itself provide conclusive evidence that the conditions attaching to the grant have been or will be fulfilled.

Based on the above guidance, and the nature of government grants received by the Company as described, the Company believes it is appropriate to conclude that income approach is more appropriate, and cash subsidies should not be recognized until receipt of cash and final confirmations from corresponding local governments that all the conditions have been satisfied. In addition, given the contingency involved resting on government approval, the Company’s accounting policy is consistent with the accounting for gain contingency under ASC 450-30-25-1:

A contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.

Paragraph 29 of IAS 20 provides guidance as to the presentation of grants related to income:

29. Grants related to income are presented as part of profit or loss, either separately or under a general heading such as ‘Other income’; alternatively, they are deducted in reporting the related expense.

Although IAS 20 provides that the grant related to income should be classified as part of profit or loss, it is silent on whether it should be reported as part of operating income or non-operating income. The Company considers it appropriate to report the government subsidy as part of operating income primarily based on the recurring nature of the subsidies and the fact that the Company has full discretion in utilizing the funds and has applied the funds as part of working capital to support daily operations.

In response to the Staff’s comment, the Company will revise its future filings to disclose the accounting policy on government subsidies in substantially the same form as follows (the revised portions are in italics and underlined):

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, ~~for general corporate purposes~~. and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes ~~generally provided as incentives for investing in certain local districts~~. The local governments have final discretion as to whether the Group has met all criteria to entitle to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies of $4,295,029, $5,323,670 and $ are included in other operating income for the years ended December 31, 2012, 2013 and 2014, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

•	Given the material size of these subsidies and their impact on net income, revise future filings to separately present and clearly label government grants on the face of your income statement as a separate line item.

The Staff’s comment is noted. The Company respectfully advises the Staff that the Company has presented government subsidies on the face of the income statement as other operating income and will revise its future filings to clearly label such other operating income as government subsidies as follows:

	2012	2013	2014
Operating cost and expenses:
Cost of revenues	(17,971,305)	(34,171,166)
Selling expenses	(27,338,878)	(38,203,389)
General and administrative expenses	(19,835,319)	(36,150,593)
Government subsidies	4,295,029	5,323,670

•	File as exhibits any material agreements pursuant to which these grants were received. If you consider these agreements to be immaterial such that you believe you are not required to file these agreements as exhibits, please provide us with your analysis supporting your conclusion.

The Company received government grants of US$4.3 million and US$5.3 million for the years ended December 31, 2012 and 2013, respectively, which account for 18.8% and 10.0% of net income of the Company for the years ended December 31, 2012 and 2013, respectively. The Company advises the Staff that the Company received government grants from several local governments, none of which is material to the Company’s business or revenues. For example, for the year 2013, the Company received subsidies from 7 local governments. Furthermore, the local governments typically grant government grants based on local rules and policies and do not enter into legally binding agreements with the Company in relation to such grants. Therefore, the Company does not plan to file any documents related to government grants as exhibits to its future annual reports on Form 20-F.

Note 4 – Investment Securities, page F-21

11.	Please address to the following items regarding your investment portfolios:

•	In future filings, revise your footnote for investment securities to include the following information for held to maturity securities required by ASC 320-10-50- 5, including amortized cost basis, aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, total other than temporary impairment recognized in accumulated other comprehensive income, gross gains and losses in accumulated other comprehensive income, and information about contractual maturities. Additionally, present this information by type of asset. Further, please revise your future filings to provide the information required by ASC 320-10-50-6 for all investments in an unrealized loss position.

The staff’s comment is noted. The Company disclosed the information required by ASC 320-10-50-5 as follows:

Amortized cost basis: the carrying amount of the held-to-maturity investment represents amortized cost, as disclosed in Note 4 on page F-21 “Held-to-maturity investments consist of investments in trust products, asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost.”

Aggregate fair value: The Company disclosed the fair value of held-to-maturity investment in Note 2. Summary of Principal Accounting Policies (g) Fair Value of Financial Instruments:

The Group believes the fair value of its financial instruments; principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, short-term investments, loans receivable and other current liabilities approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

The Group’s long-term investments consist of investment in private equity funds and long-term fixed income products. The carrying value and fair value of the long-term investments as of December 31, 2012 and 2013 respectively are as follows:

	As of December 31,
	2012		2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Investment in private equity funds	$3,106,692	3,096,898	$3,197,218	3,061,319
Investment in fixed income products	—	—	10,480,964	10,774,099

[…] The fair value of long-term fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is class classified as a Level 2 fair value measurement.

Gross unrecognized holding gains/losses: The Company did not have gross unrecognized holding gains or losses related to held-to-maturity investments for the years ended December 31, 2012 and 2013, therefore, the requirement is not applicable.

Total other than temporary impairment recognized in accumulated other comprehensive income: The Company disclosed in Note 2. Summary of Principal Accounting Policies (j) Investments “To date, the Group has not recorded an other-than-temporary impairment.”

Gross gains and losses in accumulated other comprehensive income: The Company did not have gross gains and losses in accumulated other comprehensive income associated with held-to-maturity investment for the year ended December 31, 2013, therefore, the requirement is not applicable.

Information about contractual maturities: The Company disclosed the information about the contractual maturities of the held-to-maturity securities as of the date of the most recent statement of financial position presented as “Of the long-term held-to-maturity investments, $8,003,140 and $2,477,824 will mature in 2015 and 2016, respectively.”

The Company further submits that it had no other investment in unrealized loss positions as of December 31, 2012 and 2013, respectively.

In response to the Staff’s comment, the Company will disclose the above information in Note 4. Investments and Note 5. Fair Value Measurement (as responded in comment 9 above) in future filings on Form 20-F.

•	We note that approximately $49.6 million and $18.3 million of held-to maturity investments were sold, during 2012 and 2013, respectively. Please tell us the circumstances that drove the sale of these securities. In light of the significant sales of held-to-maturity investments in recent periods, please provide us with your analysis that all your investment remaining held-to-maturity securities should continue to be classified as held-to-maturity, giving consideration to paragraphs 3 – 6 of ASC 320-10-25.

The Company respectfully advises the Staff that the cash represents proceeds from redemption upon maturity of held-to maturity investments rather sale, therefore, paragraphs 3 – 6 of ASC 320-10-25 are not applicable.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (21) 3860-2301 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4863.

Very truly yours,

/s/ Theresa Teng
Dr. Theresa Teng
Chief Financial Officer

cc:	Jingbo Wang, Chairman and Chief Executive Officer, Noah Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Grant Pan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP